ANTHONY L.G., PLLC

laura aNTHONy, esq.	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE,*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ.**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ., LLM
SVETLANA ROVENSKAYA, ESQ.***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ.****
CRAIG D. LINDER, ESQ.*****
PETER P. LINDLEY, ESQ., CPA, MBA
KIMBERLY L. RUDGE, ESQ.
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

July 18, 2019

VIA ELECTRONIC EDGAR FILING

J. Nolan McWilliams, Attorney-Adviser, Office of Transportation and Leisure

Laura Nicholson, Special Counsel, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Simplicity Esports and Gaming Company
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2019
File No. 001-38188

Dear Mr. McWilliams and Ms. Nicholson:

This letter sets forth the responses of Simplicity Esports and Gaming Company (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 27, 2019 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the corresponding response. This letter and the Company’s amended preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”) are being submitted to the Commission electronically today. We trust you shall deem the Revised Proxy Statement and the contents of this transmittal letter responsive to the Comment Letter.

General

1.

Comment: We note the Form S-1 registration statement (333-228906), filed December 19, 2018, relating to the exercise of the public and private warrants and issuance of underlying common stock, which has never become effective. Please tell us how you intend to ensure that the reduction in exercise price described in the warrant amendment proposal is consistent with the registration and current prospectus delivery requirements of Securities Act Section 5. For guidance, refer to Securities Act Compliance and Disclosure Interpretation 203.01.

J. Nolan McWilliams and Laura Nicholson Securities and Exchange Commission July 18, 2019 Page 2

Response: The Company acknowledges and understands the Staff’s comment. On July 15, 2019, the Company filed Amendment No. 1 (“Amendment No. 1”) to the Form S-1 registration statement (333-228906) (“Registration Statement”) with the Commission. On July 17, 2019, the Company received a comment letter from the Commission regarding Amendment No. 1 with a single comment from the Staff requesting the inclusion of audited financial statements for the fiscal year ended May 31, 2019 in the Registration Statement. The Company intends to file Amendment No. 2 (“Amendment No. 2”) to the Registration Statement after the approval of the warrant amendment proposal in the proxy statement (the “Warrant Amendment Proposal”) by the affirmative vote of the holders of 65% of the Public Warrants outstanding at the Special Meeting of Public Warrant Holders of the Company. Amendment No. 2 and the prospectus that forms a part thereof will reflect (i) updated audited financial statements for the fiscal year ended May 31, 2019 and updated disclosure in Amendment No. 2 related thereto as well as (ii) the reduction in the exercise price and modification of the redemption terms of the Public Warrants and the Private Placement Warrants pursuant to the approved Warrant Amendment Proposal. This will ensure that the reduction in exercise price described in the Warrant Amendment Proposal is consistent with the registration and current prospectus delivery requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

2.	Comment: Please provide your analysis that the modification of the redemption terms described in the warrant amendment proposal does not constitute the offer and sale of a new security within the meaning of Section 2(a)(3). To the extent you intend to rely on the exemption in Section 3(a)(9), tell us the basis for your reliance.

Response: The Public Warrants and the Private Placement Warrants were originally issued under that certain Warrant Agreement, dated August 16, 2017 (“Warrant Agreement”), by and between Continental Stock Transfer & Trust Company and the Company (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 22, 2017).

According to Section 9.8 of the Warrant Agreement, “[a]ll other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Private Warrants, shall require the vote or written consent of the [Public Warrant] Holders of 65% of the then outstanding Public Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2 [of the Warrant Agreement], respectively, without the consent of the [Public Warrant] Holders.”

The Company is seeking the approval (affirmative vote of the holders of 65% of the Public Warrants outstanding) of the Warrant Amendment Proposal, which includes the modification of the redemption terms, pursuant to the terms of Section 9.8 of the Warrant Agreement (the “Warrant Amendment”).

The entire point of the Special Meeting of the Public Warrant Holders and the related proxy statement is to seek to obtain the contractual approval of the Public Warrant Holders of the Warrant Amendment Proposal (which includes the modification of the redemption terms of the Public Warrants and Private Placement Warrants) pursuant to the terms of Section 9.8 of the Warrant Agreement.

The Company respectfully submits that the Warrant Amendment constitutes a contractual modification of existing securities (Public Warrants and Private Placement Warrants) which were issued under the Warrant Agreement to be approved by Public Warrant Holders pursuant to the terms of the Warrant Agreement, rather than an offer and sale of a new security within the meaning of Section 2(a)(3) of the Securities Act. Rule 145(a) of the Securities Act provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs within the meaning of Section 2(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

J. Nolan McWilliams and Laura Nicholson Securities and Exchange Commission July 18, 2019 Page 3

The Warrant Amendment does not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if, as is the case here, such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105−106 (2d. Cir. 1994). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437−38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities. See Allard at 420. See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise). The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The changes to the terms of the Public Warrants and the Private Placement Warrants proposed by the Warrant Amendment are appropriately characterized as modifications of contractual rights, which would be approved and implemented consistent with the express terms of the Public Warrants and the Private Placement Warrants, respectively. The underlying securities into which the Public Warrants and the Private Placement Warrants may be exercised or exchanged remain shares of the Company’s common stock.

Notwithstanding the foregoing analysis, if and to the extent the Warrant Amendment is deemed to constitute an offer of a new security, the Company submits to the Staff that Section 3(a)(9) of the Securities Act exempts from Securities Act registration any new security deemed to be created by the Warrant Amendment.

Under Section 3(a)(9), any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act. If the Warrant Amendment is characterized as an offer of a new security for purposes of the Securities Act, then the new security would meet the criteria of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between the Company and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange. Accordingly, if the Warrant Amendment constitutes an offer of a new security, the issuance of any such new security is exempt from registration under the Securities Act.

J. Nolan McWilliams and Laura Nicholson Securities and Exchange Commission July 18, 2019 Page 4

The Warrant Amendment Proposal, page 6

3.	Comment: Please explicitly state whether the public warrants are currently exercisable by their terms. Refer to Item 12 to Schedule 14A.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Warrant Amendment Proposal to explicitly state that the Public Warrants are not currently exercisable, and will not be exercisable, until a registration statement under the Securities Act with respect to the shares of common stock underlying the Public Warrants is then effective and a prospectus relating thereto is current.

If the Staff has any questions regarding any of the responses, please feel free to contact the undersigned or my colleague, Craig Linder, at (561) 514-0936.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Roman Franklin/Simplicity Esports and Gaming Company
Craig D. Linder, Esq./Anthony L.G., PLLC